SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 11 November 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                             BANK OF IRELAND GROUP

            New Chief Executive of Bank of Ireland Asset Management

Bank of Ireland Group announces the appointment of Kevin Dolan as Chief Executive of Bank of Ireland Asset Management and the Asset Management Services
(AMS) Division of the Group, with effect from January 1, 2005.

Kevin is currently President and Chief Executive Officer with LCF Rothschild Private Equity Partners, the Paris based, private equity arm of Rothschild. From 2000 to 2004 he was Chief Executive Officer of LCF Rothschild Asset Management, where he was responsible for the growth of their European asset management business. Prior to that, he was Deputy Chief Executive Officer at Axa Investment Managers, the global investment management operation with more than $270 billion in assets under management.

Commenting on Kevin's appointment as Chief Executive of BIAM, Brian Goggin, Bank of Ireland Group Chief Executive, said: "Following an extensive international and domestic search, we are delighted to have attracted someone of Kevin Dolan's calibre to the role. BIAM is a very valuable Group asset with a significant global footprint and we have ambitious long-term goals for the business. Kevin joins BIAM at a time of considerable challenge - I have every confidence that together with the excellent team in BIAM, he will provide the leadership and vision required to drive the business going forward."

11 November 2004

/Ends

For further information please contact:

Fiona Ross Group          Investor Relations           +353 1 604 3501




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 11 November 2004